                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
  U.S. Dollar 25,000,000 Callable Fixed Rate/CMS-Linked Notes due March 4, 2020






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: March 3, 2005

        The following information regarding the U.S. Dollar 25,000,000 Callable Fixed Rate/CMS-Linked Notes due March 4, 2020 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 27, 2004) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

            (a) U.S. Dollar 25,000,000 Callable Fixed Rate/CMS-Linked Notes due March 4, 2020.

            (b) The interest rate for the period from March 4, 2005 to March 4, 2008 will be 6.00%, payable semiannually on the 4th of each March and September, commencing on September 4, 2005 through and including March 4, 2008. Thereafter, the interest rate shall be calculated according to the following formula:

               4 X (10-YEAR USD SWAP RATE - 2-YEAR USD SWAP RATE);

where "10-year USD Swap Rate" and "2-year USD Swap Rate" mean the swap rate for USD swap transactions with a maturity of 10 years and 2 years, respectively, expressed as a percentage, which appear on the Reuters Page (or such other page that may replace that page on that service or a successor service) under the heading "ISDAFIX1" as of 11 a.m. New York time two business days prior to the first day of each interest period.

            (c) Maturing March 4, 2020. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

            (d) Notes are callable by the Bank at par on each March 4 and September 4, commencing on March 4, 2008 and ending on September 4, 2019, with 10 London and New York business days notice.

            (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

            (f)  Not applicable.

            (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

            (h)  See Prospectus, pages 6-10.

            (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

            As of March 3, 2005, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about March 4, 2005.

            The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts and        Proceeds to the
              Public                      Commissions                  Bank
             --------                ---------------------        ---------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 25,000,000                   N/A                 USD 25,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

            None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

            As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

            The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

            A.   Pricing Supplement dated March 3, 2005.

            B.   Terms Agreement dated March 3, 2005.

                                                                       EXHIBIT A

PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT



                          Global Debt Issuance Facility

                                    No. 2848


                                  US$25,000,000
             Callable Fixed Rate/CMS-Linked Notes due March 4, 2020






                                 Morgan Stanley



              The date of this Pricing Supplement is March 3, 2005

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by the International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1        No.:                                              2848

2        Aggregate Principal Amount:                       US$25,000,000

3        Issue Price:                                      100.00 per cent. of the Aggregate Principal
                                                           Amount

4        Issue Date:                                       March 4, 2005

5        Form of Notes (Condition 1(a)):                   Registered Notes

6        Authorized Denominations                          US$1,000
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         March 4, 2020

9        Interest Basis (Condition 5):                     (i)      Fixed Interest Rate (Condition 5(I)) in
                                                                    respect of the period beginning on and
                                                                    including the Issue Date and ending on
                                                                    but excluding March 4, 2008; and

                                                           (ii)     Variable Interest Rate (Condition 5(II))
                                                                    in respect of the period beginning on
                                                                    and including March 4, 2008 and ending
                                                                    on but excluding the Maturity Date

10       Fixed Interest Rate (Condition 5(I)):

         (a)  Interest Rate:                               6.00 per cent. per annum

         (b)  Fixed Rate Interest Payment Date(s):         March 4 and September 4 in each year commencing
                                                           on September 4, 2005

         (c)  Fixed Rate Day Count Fraction:               30/360, as provided in Condition 5(I)(b)

11       Variable Interest Rate (Condition 5(II)):

         (a)  Interest Payment Dates:                      March 4 and September 4 in each year commencing
                                                           on September 4, 2008  up to and including the
                                                           Maturity Date

         (b)  Calculation Agent (if not the Global         Not Applicable
              Agent):

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                                       1

         (c)  Rate of Interest:                            Notwithstanding the provisions of Condition 5(II)(b),
                                                           the Rate of Interest for each Interest Period shall
                                                           be calculated and determined by the Calculation
                                                           Agent as soon as practicable on the relevant
                                                           Interest Determination Date for such Interest Period
                                                           in accordance with the following formula

                                                           4 x (10-year USD Swap Rate - 2-year USD Swap Rate)

                                                           where:

                                                           "10-year USD Swap Rate" and "2-year USD Swap Rate"
                                                           mean the mid-market semi-annual swap rate for USD
                                                           swap transactions with a maturity of 10 years and
                                                           2 years respectively expressed as a percentage
                                                           which appear on the Reuters page (or such other
                                                           page that may replace that page on that service or
                                                           a successor service) under the heading "ISDAFIX1"
                                                           at 11:00AM (New York City time) on the Interest
                                                           Determination Date. If such rates do not appear on
                                                           the Reuters page (or such other page that may
                                                           replace that page on that service or a successor
                                                           service) under the heading "ISDAFIX1" at 11.00AM
                                                           (New York City time) on the Interest Determination
                                                           Date, then the "10-year USD Swap Rate" and "2-year
                                                           USD Swap Rate" shall be determined by the
                                                           Calculation Agent in accordance with the procedures
                                                           set forth in "USD-CMS-Reference Banks", in the case
                                                           of "USD-ISDA-Swap Rate" (as defined in Article 7,
                                                           Section 7.1(w)(vii) and Article 7,
                                                           Section 7.1(w)(vi), respectively, of the Annex to
                                                           the 2000 ISDA Definitions (June 2000 version)
                                                           provided that the words "on the day that is two
                                                           U.S. Government Securities Business Days preceding
                                                           that Reset Date" shall be substituted in relevant
                                                           parts by "on the Interest Determination Date".

                                                           For the purposes of this item 11(a), the "mid-market
                                                           semi-annual swap rate" means the arithmetic mean
                                                           of the bid and offered rate quotations for the
                                                           semi-annual fixed leg, calculated on a 30/360 day
                                                           count basis, of a fixed-for-floating United States
                                                           dollars denominated interest rate swap transaction
                                                           with a designated maturity of two or ten years, as
                                                           the case may be, commencing on the Reset Date for
                                                           the relevant Interest Period for

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                                       2

                                                           a representative amount of US$25,000,000 with an
                                                           acknowledged dealer of good credit in the swap
                                                           market, where the floating leg, calculated on an
                                                           Actual/360 day count basis, is equivalent to
                                                           USD-LIBOR-BBA (as defined in the Annex to the 2000
                                                           ISDA Definitions published by the International
                                                           Swap and Derivatives Association (June 2000
                                                           version)) with a designated maturity of three
                                                           months.


         (d)  Reference Rates:                             See item 11(a) above

         (e)  Specified Screen Page:                       See item 11(a) above

         (f)  Interest Determination Date:                 2 Relevant Business Days prior to the first day
                                                           of each Interest Period, the first Interest
                                                           Period commencing on March 4, 2008

12       Other Variable Interest Rate Terms
         (Condition 5(II) and (III):

         (a)  Minimum Interest Rate:                       3 per cent. per annum

         (b)  Maximum Interest Rate:                       Not Applicable

         (c)  Spread:                                      Not Applicable

         (d)  Spread Multiplier:                           Not Applicable

         (e)  Variable Rate Day Count Fraction if not      30/360, as provided in Condition 5(II)(e)
              actual/360:

         (f)  Relevant Banking Centre:                     Not Applicable

13       Relevant Financial Centre:                        New York

14       Relevant Business Day:                            New York and London

15       Redemption Amount (if other than Principal        Principal Amount
         Amount) (Condition 6(a)):

16       Bank's Optional Redemption                        Yes
         (Condition 6(e)):

         (a)  Notice Period:                               10 Relevant Business Days

         (b)  Amount:                                      All

         (c)  Dates:                                       Each Interest Payment Date commencing on and
                                                           including March 4, 2008 and ending on and
                                                           including September 4, 2019
         (d)  Early Redemption Amount (Bank):              Principal Amount

         (e)  Notices:                                     So long as Notes are  represented by a Global Note
                                                           and the Global Note is held on behalf of a clearing
                                                           system notwithstanding Condition 13 notices to
                                                           Noteholders may be given by delivery of the relevant
                                                           notice to that clearing system for communication by
                                                           it to entitled

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                                       3

                                                           account holders. Any notice delivered to a
                                                           clearing system in accordance with the preceding
                                                           sentence shall be deemed to have been given to
                                                           the Noteholders on the day on which such notice
                                                           is delivered to the clearing system

17       Redemption at the option of the Noteholders       No
         (Condition 6(f)):

18       Long Maturity Note (Condition 7(f)):              No

19       Early Redemption Amount (including accrued        Principal Amount of the Notes plus interest
         interest, if applicable) (Condition 9):           accrued thereon

20       Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange           Luxembourg Stock Exchange
         Exchange):

2        Details of Clearance System approved by the       Clearstream Banking, societe anonyme, Euroclear
         Bank and the Global Agent and Clearance and       Bank S.A./N.V., as operator of the Euroclear
         Settlement Procedures:                            System and DTC. Payment for the Notes will be on
                                                           a delivery versus payment basis

3        Syndicated:                                       No

4        Commissions and Concessions:                      None

5        Codes:

         (a)  ISIN                                         US45905UEE01

         (b)  Common Code                                  021261971

6        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7        Provisions for Registered Notes:

         (a)  Individual Definitive Registered Notes       No. Interests in the DTC Global Note will be
              available on Issue Date:                     exchangeable for Definitive Registered Notes only
                                                           in the limited circumstances specified in the DTC
                                                           Global Note

         (b)  DTC Global Note(s):                          Yes; one

         (c)  Other Registered Global Notes:               No

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                                       4

GENERAL INFORMATION

The Bank's latest Information Statement was issued on 27 September 2004.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled "Tax Matters" in the Prospectus. Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 ("JAGTRRA"), a capital gain of a noncorporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year. Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions shall apply to the issue:


United Kingdom:                          Each Dealer is required to comply with
                                         all applicable provisions of the
                                         Financial Services and Markets Act 2000
                                         with respect to anything done by it in
                                         relation to the Notes in, from or
                                         otherwise involving the United Kingdom.

                                         INTERNATIONAL BANK FOR RECONSTRUCTION
                                         AND DEVELOPMENT

                                         By:

                                         Authorised Officer

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                                       5

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                         SPECIAL AGENT AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg



                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2848
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



March 3, 2005

International Bank for Reconstruction and Development (the "BANK") 1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you the Bank's US$25,000,000 Callable Fixed to CMS Linked Notes due March 4, 2020 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York City time) on March 4, 2005 (the "SETTLEMENT DATE") at an aggregate purchase price of US$25,000,000 (the "PURCHASE PRICE") on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the prospectus dated October 7, 1997 (the "PROSPECTUS"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1         The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
          International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).


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                                       1

2 The Purchase Price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 Morgan Stanley agrees to pay all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including the costs and expenses of the listing agent and for notices required to be published in connection with the issue of the Notes).

6 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

7 For purposes hereof, the notice details of the undersigned are as follows:

          Morgan Stanley & Co. International Limited
          25 Cabot Square
          Canary Wharf
          London E14 4QA
          Attention:       Global Capital Markets - Head of Transaction
                           Management Group
          Telephone:       +44 (0)20 7677 7799
          Telex:           8812564 MORSTN G
          Fax:             +44 (0)20 7677 7999

8 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

9 This Terms Agreement shall be governed by, and construed in accordance with, the laws of New York.

10 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


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                                       2

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:







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